

## Sun Life announces interest rate reset on Limited Recourse Capital Notes Series

**TORONTO, ON – (June 29, 2026)** – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today the interest rate for its $1 billion principal amount of 3.60% Limited Recourse Capital Notes Series 2021-1 (Subordinated Indebtedness) (the "Notes") for the five-year period commencing June 30, 2026.

In accordance with the terms of the trust indenture dated June 30, 2021 (the "Indenture"), the interest rate on the Notes for the period from and including June 30, 2026, to but excluding June 30, 2031, will be 5.614% per annum.

The interest rate was calculated as the sum of the Government of Canada Yield (as defined in the Indenture) determined as at June 29, 2026, plus 2.604%. Interest on the Notes will continue to be payable semi-annually in arrears on June 30 and December 31 of each year, with the first such payment occurring on December 31, 2026.

The Notes are scheduled to mature on June 30, 2081. In connection with the issuance of the Notes, the Company issued 1,000,000 Class A Non-Cumulative Rate Reset Preferred Shares Series 14 (the "Series 14 Shares") held by Computershare Trust Company of Canada, as trustee of Sun Life LRCN Trust (the "Limited Recourse Trust"). In case of non-payment of interest on or principal of the Notes when due, the recourse of each noteholder will be limited to that holder's proportionate share of the Limited Recourse Trust's assets, which will consist of Series 14 Shares except in limited circumstances. The Notes and the Series 14 Shares were issued under a prospectus supplement dated June 24, 2021.

The Company may redeem the Notes, with the prior written approval of the Superintendent of Financial Institutions (Canada), in whole or in part, during the period from May 31, 2031 to and including June 30, 2031 and every five years thereafter, on not less than 15 nor more than 60 days' prior notice, and only upon the redemption by the Company of such number of Class A Shares Series 14 with an aggregate face amount equal to the aggregate principal amount of Notes redeemed, in accordance with the terms of such shares.

For more information, the prospectus supplement dated June 24, 2021 is available on the Company's SEDAR+ profile.

**About Sun Life**
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2026, Sun Life had total assets under management of $1.58 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

**Note to editors:** All figures in Canadian dollars.

*To contact Sun Life media relations, please email Media.Relations@sunlife.com.*

*To contact Sun Life investor relations, please email Investor_Relations@sunlife.com.*